SUNESIS PHARMACEUTICALS, INC.

395 Oyster Point Boulevard, Suite 400

South San Francisco, CA 94080

(650) 266-3500

November 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Re:	Sunesis Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-218607

Acceleration Request

Requested Date:         Tuesday, November 21, 2017

Requested Time:        4:00 p.m., Eastern Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), to become effective on November 21, 2017, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with Marina Remennik of Cooley LLP, counsel to the Registrant, at (650) 843-5124, or in her absence, Mehdi Khodadad at (650) 843-5005.

Very truly yours,

Sunesis Pharmaceuticals, Inc.

By:	/s/ Daniel N. Swisher, Jr.
Name:	Daniel N. Swisher, Jr.
Title:	Chief Executive Officer, President,
Interim Chief Financial Officer and
Corporate Secretary

cc:	Esther Jhun, Sunesis Pharmaceuticals, Inc.

Mehdi Khodadad, Cooley LLP

Marina Remennik, Cooley LLP